SECURIAN FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Schedules
(with report of independent registered
public accounting firm thereon)

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securian Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 Robert Street North
(No. and Street)

St. Paul	Minnesota	55101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laurie Engle	651-665-5397	laurie.engle@securian.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	New York	10017-2619
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securian Financial Services, Inc. as of December 31 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Chair & CEO

Notary Public

BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/25

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors and Stockholder of Securian Financial Securities, Inc.
St. Paul, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securian Financial Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II Computation for Determination of Customer Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Schedule III Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (collectively the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Securian Financial Securities, Inc. financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York
March 31, 2022

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2021
(in thousands)

Assets

Cash and cash equivalents	$	37,590
Securities owned, at fair value		21,798
Commissions receivable		10,127
Due from affiliates		162
Income tax recoverable:		
Current		58
Other receivables		3,082
Software, net of accumulated amortization of $6,556		1,142
Prepaid expenses		1,696
Deposit with clearing organizations		120
Total assets	$	75,775

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	10,458
Accrued expenses		3,371
Income tax liability:		
Deferred		572
Due to affiliates		11,911
Unearned fees		1,686
Total liabilities		27,998

Stockholder's equity:

Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		64,986
Accumulated deficit		(17,209)
Total stockholder's equity		47,777
Total liabilities and stockholder's equity	$	75,775

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2021
(in thousands)

Revenues:

Investment advisory and financial planning fees	$	223,381
Commissions and distribution and service fee income:		
Affiliated variable life, variable annuities and other products		103,922
Variable life, variable annuities, mutual funds and other products		117,922
12b-1 fees from insurance products		19,253
Compliance fee income received from affiliates		1,485
Other income		14,075
Net investment income		275
Net trading investment gains		1,187
Total revenues		481,500

Expenses:

Commissions on investment advisory and financial planning fees		177,473
Commissions and distribution and service fee expense:		
Affiliated variable life, variable annuities and other products		103,922
Variable life, variable annuities, mutual funds and other products		92,346
12b-1 fees from insurance products		19,253
Salaries and benefits		27,571
Registration fees		2,093
Clearing fees		407
General and administrative expenses		32,520
Total expenses		455,585
Income before income taxes		25,915
Income tax expense:		
Current		6,620
Deferred		181
Total income tax expense		6,801
Net income	$	19,114

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2021
(in thousands)

	Paid-in capital		Accumulated deficit		Total	
Balances at January 1, 2021	$	64,986	$	(22,323)	$	42,663
Net income				19,114		19,114
Dividend to stockholder				(14,000)		(14,000)
Balances at December 31, 2021	$	64,986	$	(17,209)	$	47,777

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2021
(in thousands)

Cash flows provided by operating activities

Net income	$	19,114
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Software amortization		349
Deferred tax provision		181
Change in operating assets and liabilities:		
Increase in commissions receivable		(3,050)
Increase in securities owned		(1,187)
Increase in income tax recoverable - current		(58)
Increase in due from affiliates		(26)
Increase in other receivables		(249)
Increase in prepaid expenses		(358)
Decrease in deposit with clearing organizations		100
Increase in commissions payable		3,260
Increase in accrued expenses		1,067
Increase in due to affiliates		4,814
Increase in unearned fees		291
Net cash provided by operating activities		24,248

Cash flows used for investing activity

Additions to capitalized software		3)
Net cash used for investing activity		3

Cash flows used for financing activity

Dividends to stockholder		(14,000)
Net cash used for financing activities		(14,000)
Increase in cash and cash equivalents		10,245
Cash and cash equivalents at beginning of year		27,345
Cash and cash equivalents at end of year	$	37 590

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2021
(in thousands)

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable and fixed annuity contracts, variable life insurance policies and certain equity indexed annuity contracts and life insurance policies. The Company is also the distributor of Securian Life Insurance Company's (Securian Life), a subsidiary of Minnesota Life, variable life insurance policies and certain equity indexed life insurance policies. Additionally, the Company also sells mutual funds, annuity contracts and insurance policies sponsored by third parties. The Company does not hold or carry securities for customer accounts. The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

Effective October 15, 2021, the affiliated entity CRI Securities, LLC (CRI), a registered broker/dealer in securities under the Securities Exchange Act of 1934, merged into the Company, with the Company as the surviving entity. The transaction was accounted for as between entities under common control and CRI was merged with the Company with no change in basis. The financial statements of the Company report results of operations for the merger as though the transfer occurred at January 1, 2021.

The following table presents the details of the impact of the merger on the financial statements:

January 1, 2021
As previously reported

	CRI		The Company		As currently reported	
Total assets	$	4,599	$	56,449	$	61,048
Total liabilities	$	1,449	$	16,936	$	18,385
Total equity	$	3,150	$	39,513	$	42,663

(Continued)

(2) Summary of Significant Accounting Policies

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when promised goods or services are delivered to the customers in an amount that reflects consideration the Company expects to receive in exchange for those goods or services (transaction price). Contracts with customers may include multiple services, which are accounted for as separate performance obligations if determined to be distinct. The Company's performance obligations are generally satisfied when the Company transfers the promised good or service to the customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time the customer obtains control over the good or service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts performance transferring control of the good or service. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved.

The following describes the nature and timing of revenue and cash flows arising from the Company's contracts with customers.

Investment advisory and financial planning fees

The Company earns revenue for performing investment advisory services for certain brokerage customer accounts. The revenue is earned based on a contractual fixed rate applied in arrears, as a percentage, to the market value of assets held in the account. The investment advisory performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Advisory fees are generally considered to be variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur, and are accrued daily and invoiced or charged on a monthly or quarterly basis.

The Company earns revenue for providing financial plans to its clients. The revenue earned for each financial plan is a fixed fee (received monthly, quarterly, semi-annually or annually). The financial planning fee is based on the complexity of a client's financial and life situation and the respective advisor's experience. The performance obligation is satisfied at the time the financial plan is delivered to the customer and revenue is recognized at that time. Within the terms of the financial plan contract, the parties of the contract may terminate the contract at any time with proper notification. If the contract is terminated by the customer, the Company is entitled to a transaction price in a pro-rata amount based upon the degree of completion of the financial plan. This pro-rata calculation can result in either amounts due to the Company or amounts refundable to the client.

The Company records a contract liability for the unearned fee when cash is received before the financial plan is delivered and the performance obligations have been satisfied. The financial plan contracts with clients are annual contracts. Amounts recorded as a contract liability are recognized as revenue when the financial plan is delivered, which occurs within the annual period.

The following table provides a summary of changes in the unearned fee liability for the year ended December 31, 2021:

Balance at beginning of year	$	1,395
Fee revenue recognized during the year		(1,395)
Fees received during year not recognized		1,686
Balance at end of year	$	1,686

The difference between the beginning of year and end of year balances of the changes in the Company's unearned fee liability primarily results from the timing of Company's completion of the performance obligation and the receipt of payment for the plan by the client.

(Continued)

8

(2) Summary of Significant Accounting Policies (Continued)

<u>Revenue from Contracts with Customers (Continued)</u>

Investment advisory and financial planning fees (Continued)

As allowed in termination provisions of the contract, a client may cancel their financial plan after the Company has delivered the plan and completed its performance obligation. The Company has historically refunded certain financial planning fees after the performance obligation has been satisfied and revenue has been recognized. The Company calculates a refund based on historical information and includes this liability within accrued expenses on the statement of financial condition. Related to this refund, the Company also calculates the estimate commission paid to the advisor that would be recaptured and includes this within other receivables on the statement of financial condition.

The following table provides a summary of changes in the refund liability for the year ended December 31, 2021:

Balance at beginning of year	$	461
Refunds made during the year		(797)
Fees recognized during year expected to be refunded		793
Balance at end of year	$	457

The following table provides a summary of changes in the commission recapture asset for the year ended December 31, 2021:

Balance at beginning of year	$	404
Commissions recaptured during the year		(705)
Commissions recognized during the year expected to be recaptured		702
Balance at end of year	$	401

The difference between the beginning of year and end of year balances of the changes in the Company's refund liability and related commission recapture asset primarily results from the timing of Company's performance and the ultimate acceptance by the client of the plan.

Commissions and Distribution and Service Fee Income

Variable life, variable annuities, mutual funds and other products

The Company earns commissions, distribution income and service fee revenue for selling affiliated and unaffiliated variable life, fixed and variable annuity products and certain other products. The Company also earns revenue from selling unaffiliated mutual funds. There are multiple performance obligations related to these contracts. The initial performance obligation is satisfied at the time of each individual sale. The portion of the revenue recognized at time of sale (commission revenue) is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. These revenues are accrued daily and received weekly, monthly, or quarterly. The second portion of revenue, trailing distribution income, is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing distribution income is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received weekly, monthly, or quarterly.

Relative to the sale of affiliated variable life, fixed and variable annuity products and certain other products, the Company acts as a principal and receives revenue from the affiliate that is paid out directly to the advisor. The Company provides compliance services for these products and, acting as the principal to the contract, the Company recognizes these revenue dollars in a gross manner.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

<u>Revenue from Contracts with Customers (Continued)</u>

Commissions and Distribution and Service Fee Income (Continued)

Variable life, variable annuities, mutual funds and other products (Continued)

The additional performance obligation is related to the service of the client contract, including but not limited to, answering client inquiries and providing fund/contract performance information to clients. The service performance obligation is satisfied over time. This service fee is based on a fixed rate applied, as a percentage, to amounts invested after the date of the initial sale of the contract. The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received weekly, monthly, or quarterly.

Additionally, the Company earned revenue under a Marketing Services Agreement with Minnesota Life, the Company, (the service providers) and former CRI's joint venture partner, under which the service providers provide specified marketing services in connection with sales of certain insurance products by the Company and Minnesota Life. Pursuant to this agreement CRI received certain commissions based on such sales resulting from the provision of such services. These revenues were accrued daily and were received semi-monthly. The performance obligation is satisfied at the time of each individual sale. Subsequent to the merger, this agreement was terminated.

12b-1 fees from insurance products

The Company, as the principal party in the related customer contract, receives 12b-1 fees from the affiliated Securian Funds Trust funds' portfolios and Waddell and Reed Target Portfolios, and under an assignment agreement with Minnesota Life, transfers the 12b-1 fees received in total to Minnesota Life. 12b-1 fee revenue is earned for providing certain services to customers, including, but not limited to, responding to phone inquiries, providing information to distributors and shareholders regarding fund performance and training advisors. These services to customers represent the performance obligation and are considered a series of distinct services that are substantially the same. The revenue is recognized over the time the Company's client owns the investment and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The passage of time reflects the satisfaction of the Company's performance obligation. The 12b-1 fee revenue variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment). The revenue is not recognized until it is probable that a significant reversal will not occur.

Compliance Fee income received from affiliates

The Company earns revenue from its affiliated insurance partners for providing advertising compliance services as well as compliance services related to selling of variable life, variable annuity and certain other insurance products. The performance obligation related to compliance services is considered a series of distinct services that are substantially the same and are satisfied over time and recognized each day over the contract term at a fixed rate. These fees are invoiced and collected on a quarterly basis.

Other income

Other income includes fees received from strategic partners for placing and maintaining fund partners and insurance companies' products on the Company's sales platform (subject to the Company's due diligence standards) along with marketing support and sales force education and training. Revenue for these performance obligations is generally calculated as a fixed fee, or as a percentage of the assets. This performance obligation is considered a series of distinct services that are substantially the same and are satisfied over time and recognized each day over the contract term. These fees are invoiced and collected on quarterly basis.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

<u>Revenue from Contracts with Customers (Continued)</u>

Other income (Continued)

Under a contract with the Company's clearing agent, the Company receives revenue related to money market sweep fees generated on clients' money market cash sweep accounts held at the Company's clearing agent. The performance obligation is the client administration services provided. These administrative services are performed daily and as such, the performance obligation is satisfied daily and revenue is recognized daily based on a fixed rate applied, as a percentage, to the deposits held in the money market cash sweep accounts. These amounts are settled with the Company's clearing agent monthly.

Other income includes fees charged to advisors for providing various services the advisors need to support and grow their practices. These fees include, but are not limited to, training, education, insurance coverage, compliance supervision, technology services and support, licensing fees and other services. These services to advisors represent single performance obligations that are satisfied at the time of the service. The Company recognizes revenues for the gross amount of the fees charged to advisors based on actual services provided. Fees are primarily collected semi-monthly as a reduction of commission payments.

Other income includes fixed transactional fees the Company charges to advisors and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transactional fee revenue is recognized at the point-in-time that a transaction is executed and the performance obligation is completed, which is trade-date. The fee is collected by the clearing broker dealer at time of trade and settled with the Company on a monthly basis.

The following table presents our total revenue disaggregated by category for the year ending December 31, 2021:

Investment advisory	$	205,079
Financial planning fees		18,302
Sales based commissions		161,811
Trailing distribution income		58,574
Service fee income		1,459
12b-1 fees		19,253
Compliance fee income received from affiliates		1,485
Strategic partner income		3,011
Money market sweep fee income		1,661
Advisor fee income		2,872
Transaction fee income		1,317
Other revenues		5,214
Total revenue from contracts with customers		480,038
Revenue from other sources		1,462
Balance at end of year	$	481,500

Practical expedients

The Company has applied an allowed practical expedient that permits for the non-disclosure of the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The Company has also applied an allowed practical expedient that allows for no adjustment to consideration due to a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

(Continued)

(in thousands)

(2) Summary of Significant Accounting Policies (Continued)

Commissions Receivable

As of December 31, 2021, the Company has certain commissions and distribution and service fee income that has been recognized but not received by the Company. These amounts are included in commissions receivable on the statement of financial condition. At December 31, 2021, the Company had no allowance for doubtful receivables. Commissions receivable are written off when deemed uncollectible.

The following table provides a summary of changes in the commissions receivable for the year ended December 31, 2021:

Balance at beginning of year	$	7,077
Commissions and distribution and service fees income related to prior year received during the year		(7,077)
Commissions and distribution and service fees income recognized but not received during the year		10,127
Balance at end of year	$	10,127

The difference between the beginning of year and end of year balances of the changes in the Company's commissions receivable primarily results from the timing of Company's completion of the performance obligation and the receipt of payment by the customer.

Commissions and Distribution and Service Fee Expenses and Related Commissions Payable

Commissions and distribution and service fee expenses are recognized on a trade date basis and paid to advisors semi-monthly. Unpaid commission amounts due to advisors are included in commissions payable on the statement of financial condition.

Securities Owned and Related Net Investment Income and Net Trading Investment Gains

Securities owned are comprised of equity securities and are recorded on a trade date basis at fair value on the statement of financial condition. Changes in fair value of equity securities are included in net trading investment gains on the statement of operations. The Company recognizes dividend income upon the declaration of the dividend. Dividend income is included in net investment income on the statement of operations.

Cash and Cash Equivalents

Cash is carried at cost, which approximates fair value. Cash equivalents of sufficient credit quality are carried at fair market value. The Company considers all money market funds to be cash equivalents.

Other Receivables

Other receivables are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2021, the Company had no allowance for doubtful receivables. Other receivables are written off based on expected credit loss. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due other receivables balances.

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactments dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Interest and penalties, if any, related to income tax matters are accrued in the income tax expense line item in the period they are incurred or such changes are enacted.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2021, the Company had unamortized software costs of $1,142.

(3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates and equity markets.
- Business and operational-related risks such as those related to liquidity, competition, cyber or other information security, fraud, and overall risk management.
- Catastrophic and pandemic event-related risks such as COVID-19 that may impact policyholder behavior and claims experience, volatility in financial markets and economic activity, and operations.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statements.

(Continued)

(4) Investments

Fair Value of Financial Instruments

The fair value of the Company's financial assets has been determined using available market information as of December 31, 2021. Although the Company is not aware of any factors that would significantly affect the fair value of financial assets, such amounts have not been comprehensively revalued since that date. Therefore, estimates of fair value subsequent to the valuation date may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value is defined as the price that would be received to sell an asset (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses the market approach which utilizes prices and other relevant information generated by market transactions involving identical or comparable assets.

The Company is required to categorize its financial assets recorded on the balance sheet according to a three-level hierarchy. A level is assigned to each financial asset based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets in an active market.

Level 2 – Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets.

Level 3 – Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets.

The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset to be reclassified to a lower level.

Inputs used to measure fair value of an asset may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis as of December 31, 2021:

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Securities owned				
Equities	$ 21,798	$	$	$ 21,798
Total investments	21,798			21,798
Cash equivalents	1,425			1,425
Total financial assets	$ 23,223	$	$	$ 23,223

The Company did not have any financial liabilities that would be required to be measured at fair value as of December 31, 2021.

(Continued)

(4) Investments (Continued)

Fair Value of Financial Instruments (Continued)

The methods and assumptions used to estimate the fair value of financial assets are summarized as follows:

Equity securities

The Company's equity securities consist of investment in exchange-traded fund investments. The fair value of equity securities are based on quoted market prices of the funds' net asset value and are classified within Level 1.

Cash equivalents

Cash equivalents include money market funds. Money market funds are generally valued using unadjusted quoted prices in active markets and are reflected in Level 1.

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis.

The portion of net trading investment gains that relates to securities still held at December 31, 2021 was $1,187.

Net Investment Income

Securities owned	$	286
Cash equivalents		
Gross investment income		286
Investment expenses		(11)
Total	$	275

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's fixed and variable annuity, variable life and certain life and annuity indexed products and is also the distributor of Securian Life's fixed annuity, variable life and certain indexed life insurance products. The Company received compliance fees of $1,485 during 2021, which is included in compliance fee income received from affiliates in the statement of operations, from Minnesota Life and Securian Life for performing compliance functions for these products. The Company also recognized commission income, which is included in commissions and distribution and service fee income: affiliated variable life, variable annuities and other products in the statement of operations of $103,922 in 2021 related to distribution activities, of which $5,127 was included in commissions receivable in the statement of financial condition at December 31, 2021.

The Company also has agreements with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under these agreements, the Company provides investment advisory services to STC clients and receives referral fees for clients of the Company who name STC trustee of a trust. The Company received fees of $1,733 for the year ended December 31, 2021, of which is $1,530 is included in investment advisory and financial planning fees and $203 is included in commissions and distribution and service fee income: variable life, variable annuities, mutual funds and other products in the statement of operations.

Under management services agreements with Minnesota Life, Securian Life and STC, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life, Securian Life or STC or these expenses are incurred on behalf of the Company by Minnesota Life, Securian Life or STC. For the year ended December 31, 2021, the Company was charged net expenses totaling $17,533 primarily included in general and administrative expenses on the statement of operations, of which $12,083 was included in due to affiliates in the statement of financial condition and $162 was included in due from affiliates in the statement of financial condition at December 31, 2021.

(Continued)

(5) Related Party Transactions (Continued)

Under a consulting services agreement with Minnesota Life, the company is charged an annual fee for services rendered to oversee certain mutual funds, including quantitative and qualitative review, risk metrics, systems operations, and portfolio management practices. Consulting service fees incurred by the Company during 2021 were $10 included in general and administrative expenses on the statement of operations. At December 31, 2021, $10 was due to Minnesota Life under this agreement.

Under an assignment agreement with Minnesota Life, 12b-1 fees from affiliated Securian Funds Trust, the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. During 2021, $19,253 was received and $18,726 was transferred. $19,253 was included in 12b-1 fees from insurance products revenues and 12b-1 fees from insurance products expenses in the statement of operations. At December 31, 2021, $182 was due from Minnesota Life and included in due to affiliates in the statement of financial condition.

For the year ended December 31, 2021, included in the $19,253 12b-1 fees from insurance products in the statement of operations is $10,584 of distribution and service fee income related to agreements with certain investment companies managed by an affiliate, Securian Asset Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

The Company has an investment advisory agreement with an affiliate, Securian Asset Management, Inc. Under this agreement, the Company pays quarterly investment management fees based on total assets managed. Investment management fees incurred by the Company during 2021 were $11 included in net investment income on the statement of operations. At December 31, 2021, there was no amount due to Securian Asset Management, Inc. under this agreement.

Under the former joint venture agreement between CRI and its joint venture partner, fees (calculated as a percentage of commission revenue) were paid to a certain joint venture partner. A company affiliated with the joint venture partner received management and administrative fees from the Company. These reimbursable fees include occupancy cost, compensation, advertising and promotion and other administrative expenses and are based on amounts billed to the Company. These management and administrative fees were $10,907 included in general and administrative expenses on the statement of operations. This joint venture agreement was terminated when CRI merged with the Company.

(6) Transactions with Clearing Agents

The agreements with the Company's clearing agents provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreements also require the Company to maintain a minimum deposit of $120.

(7) Income Taxes

The income tax expense for the year ended December 31, 2021 consists of the following:

	Current		Deferred		Total	
Federal	$	4,953	$	430	$	5,383
State		1,667		(249)		1,418
	$	6,620	$	181	$	6,801

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 21% is as follows:

Amount computed using the statutory rate	$	5,382
State taxes, net of federal benefit		1,418
Other		1
	$	6,801

(Continued)

(7) Income Taxes (Continued)

The tax effects of temporary differences that gave rise to the Company's net deferred tax liability at December 31, 2021 are as follows:

Deferred tax assets:		
Net operating losses	$	27
Unearned income		407
Bonus accrual		487
Payroll tax deferral		53
Other		13
Gross deferred tax assets		987
Deferred tax liabilities:		
Prepaid expenses		415
Deferred gain on investment		868
Capitalized software		276
Gross deferred tax liabilities		1,559
Net deferred tax liability	$	572

The gross net operating loss carryforwards, which were generated in various states, amount to $2,739 at December 31, 2021, with the majority expiring beginning in 2027.

As of December 31, 2021, management determined that no valuation allowance was needed related to the benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

Income taxes paid for the year ended December 31, 2021 were $6,678.

The balance of unrecognized tax benefits was zero as of January 1, 2021 and December 31, 2021.

As of December 31, 2021, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2021, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

All tax years through 2017 are closed. A limited scope audit of the Company's 2018 tax year commenced in 2021. In connection with the audit, the Statute of Limitations for 2018 was extended to September 19, 2023. The Company believes that any additional taxes assessed as a result of examination will not have a material impact on its financial position. The IRS has not stated its intention to audit MMC's 2019 or 2020 consolidated tax return.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $38,023, which was $36,122 in excess of its required net capital of $1,901. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.75 to 1 at December 31, 2021. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

(Continued)

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers. The Company does not hold customer funds or safekeep customer securities and therefore claims exemptions from Rule 15c3-3 of the Securities and Exchange Commission under subsections (k)(1) and (k)(2)(ii). Under these exemptions, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Stock Dividends

During the year ended December 31, 2021, the Company declared and paid cash dividends to SFG in the amount of $14,000.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(12) Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2021, through the date the financial statements were issued.

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2021
(in thousands)

Stockholder's equity	$	47,777
Deductions - nonallowable assets:		
State income tax recoverable		570
Other receivables		3,082
Software, net		1,142
Prepaid expenses and other assets		1,497
Total nonallowable assets		6,291
Net capital before haircuts on securities		41,486
Haircuts on securities		3,463
Net capital	$	38,023
Total aggregate indebtedness	$	28,508
Net capital	$	38,023
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $28,508)		1,901
Net capital in excess of requirements	$	36,122
Ratio of aggregate indebtedness to net capital		0.75 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2021 Part IIA of FOCUS Form X-17A-5 (as amended on March 8, 2022) and the above computations.

See accompanying report of independent registered public accounting firm.

SECURIAN FINANCIAL SERVICES, INC.
Computation for Determination of Customer Reserve Requirements
and PAB Accounts Reserve Requirements for Broker Dealers Pursuant
to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2021

The Company does not carry customer accounts. For the period January 1, 2021 to December 31, 2021, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraphs (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

SECURIAN FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2021

The Company does not carry customer accounts. For the period January 1, 2021 to December 31, 2021, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraphs (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Crowe

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Securian Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Securian Financial Services, Inc. LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC–7 with respective cash disbursements record entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting that Item No. 2a per Form SIPC-7 is $458,697,854 and total revenue per the Annual Audited Report Form X-17A-5 Part III is $481,500,000, resulting in a difference of $22,802,146;

3. Compared any adjustments reported in Form SIPC–7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC–7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC–7 on which it was originally computed noting no differences.

(Continued)

1.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Crowe LLP
Crowe LLP

New York, New York
March 31, 2022

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Securian Financial Services
400 Robert St N
St Paul, MN 55101

SEC #: 8-31955

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laurie Engle, 651-665-5397

2. A.	General Assessment (item 2e from page 2)	$ 107,936
B.	Less payment made with SIPC-6 filed (exclude interest) 8/4/2021 Date Paid	(53,267
C.	Less prior overpayment applied	
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 54,669
G.	**PAYMENT: √ the box Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐ **Total (must be same as F above)** $ 54,669	
H.	Overpayment carried forward $(______________	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securian Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Laurie Engle — Digitally signed by Laurie Engle Date: 2022.02.10 11:08:22 -06'00'
(Authorized Signature)

Financial Planning & Analysis Consultant

Dated the 03 day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 458,697,854

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
       predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining Item 2a.   11,245

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
       profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

           Total additions   11,245

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit
       investment trust, from the sale of variable annuities, from the business of insurance, from investment
       advisory services rendered to registered investment companies or insurance company separate
       accounts, and from transactions in security futures products.   (385,186,865)

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
       securities transactions.   (378,464)

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   (1,186,670)

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
       (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
       from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
       related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities
          accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

           Total deductions   (386,751,999)

2d. SIPC Net Operating Revenues $ 71,957,100

2e. General Assessment @ .0015 $ 107,936

                                                                                          (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include: contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E *Interest on Assessments* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipo.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

3

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation

4

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Securian Financial Services, Inc.'s Exemption Report in which (1) Securian Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Securian Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provisions") and (2) Securian Financial Services, Inc. stated that Securian Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 except as described in its exemption report. Securian Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securian Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
March 31, 2022

Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
651-665-3500
securian.com



securian FINANCIAL

Securian Financial Services, Inc.'s Exemption Report

Securian Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC")(17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2021, except as described below.

The Company identified 8,197 exceptions, 2,049 of which related to checks transmitted from branch offices to the requisite third parties, and the remaining 6,148 related to checks that were forwarded by the home office to the requisite third parties outside of the timeframes prescribed by 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii).

During the most recent fiscal year (Covered Period), 1,665 of the 2,049 checks transmitted from the Company's branch offices to the requisite third parties were forwarded within 2 days following the check's receipt in a branch office. Of the 6,148 checks received by the home office from the branch offices and made payable to the requisite third parties, 6,057 were forwarded by noon after receipt and approval by the Company's Home Office. This delay was primarily due to the quality assurance process.

I, George I. Connolly, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



G Connolly

George I. Connolly
Chief Executive Officer
Securian Financial Services, Inc.

31 March 2022
Date

Securian Financial is the marketing name for Securian Financial Group, Inc., and its subsidiaries. Insurance products are issued by its subsidiary insurance companies, including Minnesota Life Insurance Company and Securian Life Insurance Company, a New York authorized insurer. Securities and investment advisory services offered through Securian Financial Services, Inc., member FINRA/SIPC.

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